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Santos

www.santos.com

SUPPL

newsrelease

7 May 2004

Santos announces new continuous improvement program

Santos Limited today announced details of its new business improvement program which will enhance the oil and gas group's future profits.

Features of the program are a new senior leadership team, a dramatic reduction in executive reporting structures, and a 16% reduction in staff and contractor numbers.

Detailing the improvement program, Santos' Chief Executive Officer, Mr John Ellice-Flint, said it was expected to achieve improvements to after-tax earnings (before restructuring and implementation costs) in the order of $22 million in 2005 and $30 million in 2006.

The improvement in after-tax earnings will come primarily from reductions in operating expenditure, estimated to be $23 million in 2005 and $28 million (Santos share) in 2006. This is a reduction in operated operating expenditure of approximately 16% in 2005. There will also be some revenue improvement.

Savings in capital expenditure are estimated to be approximately $57 million (Santos share) in each of 2005 and 2006, largely in the Cooper Basin. This is a reduction in operated capital expenditure of approximately 13% in 2005 and will be derived from a number of initiatives including strategic sourcing, drilling and completions improvements and improved efficiency in flowline construction and connection. Reductions in DD&A and interest will result from the capital savings.

The program restructuring and implementation costs to be incurred in the current year to 31 December 2004, will be of the order of $20 million adverse impact on net profit after tax. Of this, around $14 million will be incurred in the current opening half to 30 June 2004. Costs in 2005 are expected to be around $4 million.

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Mr Ellice-Flint said the program was the most significant reorganisation of Santos in 10 years and would further increase Santos' focus on the identification and execution of value-adding growth projects.

"The main aim of this continuous improvement program is to achieve a leaner and more efficient Santos, enabling the Company to move forward in a progressive and competitive manner on the global resources stage," he said.

The number of Santos executives in the top three levels of the Company has been halved under the new program from 120 to 60. Levels within the

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

reporting structure for both field and office operations, have also been reduced to create a flatter organisation.

The re-organisation includes the net loss of approximately 300 positions across Santos' operations, reducing total numbers from about 1,900 to 1,600.

The key objectives of the improvement program are:

- Simplifying the Santos organisational structure;
- Reviewing and improving key business processes to add value;
- Reducing the cost base, over and above ongoing efforts, and
- Improving the organisational culture.

In addition, key decision processes across Santos have also been identified and benchmarked, with steps under way to upgrade processes critical for growth.

"The program commenced in November 2003 and all of our key business processes have now been reviewed, simplified and strengthened," Mr Ellice-Flint said.

"As a result, we are implementing: a new streamlined organisational structure; cost savings able to have a meaningful impact on after-tax earnings; and, a cultural change program."

Streamlined organisational restructure

Effective this week, the Santos organisation has been restructured on a functional basis, a departure from the previous structure based on business units.

The core functions, reporting to the Chief Executive Officer, Mr Ellice-Flint, are:

- **Mr Jacques Gouadain** has been appointed Vice President Geoscience and New Ventures, with responsibility for all exploration, appraisal and new venture activities in the Company. Mr Gouadain was previously General Manager, Exploration.

- **Mr Rick Wilkinson** has been appointed Vice President Gas Marketing and Commercialisation, with responsibility for gas and liquids marketing, gas planning and economics and commercialisation projects, including discovered but not commercialised gas resources and developing new gas business. He was previously General Manager, Southern Australia.

- **Mr Paul Moore** has been appointed Vice President Development Projects and Technical Services, with responsibility for the offshore and international development portfolio of the Company, including

operated and non-operated projects, subsurface engineering and technical services. Mr Moore was previously General Manager Western Australia.

- **Mr Jon Young** has been appointed Executive Vice President Operations, with responsibility for all of the Company's production operations, including delineation and development of onshore Australian operations, facilities engineering, maintenance and environment, health and safety. Mr Young was previously General Manager Central Australia.

- **Mr Bruce Wood** has been appointed Vice President Strategic Projects, with responsibility for identified projects and regions of strategic importance to Santos, including the Timor/Bonaparte region and US and Indonesian interests. He was previously General Manager Gas Commercialisation and Marketing.

- **Mr Peter Wasow** will continue in his role of Chief Financial Officer, with responsibility for finance, accounting, treasury, corporate planning, risk, audit, corporate development and investor relations.

- **Mr Mike Roberts** will continue in his role of General Counsel and Company Secretary until his retirement on 1 July, 2004.

- An appointment to the role of Vice President Corporate and People, responsible for Strategic Human Resources, Corporate EHS and Sustainability, Corporate Affairs, Government Affairs, Media and Shared Business Services, is yet to be confirmed.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos

www.santos.com

7 May 2004

Santos forecasts improved 2005 results

Santos Limited expects its annual results to improve significantly in 2005 following the previously forecast downturn in the current calendar year.

Addressing the Company's Annual General Meeting in Adelaide today, Santos Chairman, Mr Stephen Gerlach, outlined several factors that would contribute to strong growth in production, cash flow and earnings in 2005.

"Santos has entered 2004 – the year marking the Company's 50th anniversary – with six new company-building projects located in South East Asia, the Timor Gap and offshore Victoria and Western Australia," Mr Gerlach told shareholders.

"Like all shareholders, we look forward to Santos benefiting from the many positive developments that we currently have in train that will significantly increase our production in 2005, 2006 and 2007," he said.

Mr Gerlach repeated earlier advice that Santos expected lower production in 2004 ahead the expected 2005 improvement.

"Our current estimate is for 2004 production of around 47-to-48 million barrels of oil equivalent (boe) compared with our 49 million boe forecast made earlier this year," he said.

"This reflects reduced deliverability from the East Spar gas field off Western Australia and lower than previously forecast Cooper Basin oil production.

"However, Cooper Basin oil production is expected to be steady in the current year, arresting the continuous decline in output over the past 17 years.

"All of these forecasts are prior to any acquisitions."

Mr Gerlach said that, as previously advised, the Moomba incident was likely to have an adverse impact on Santos' net profit after tax of $25-30 million in the current year, after expected insurance recoveries.

"On the other side of the ledger, we have today announced details of a new business improvement program which will enhance future profits," he said.

Santos Managing Director, Mr John Ellice-Flint, told the meeting that the program, the most significant Santos reorganisation in 10 years, featured a new senior leadership team, a dramatic reduction in executive reporting structures, and a 16% reduction in staff and contractor numbers.

newsrelease

"We expect to achieve increases in the Company's after-tax earnings in the order of $22 million in 2005 and $30 million in 2006 from the program, prior to restructuring and implementation costs. There will be savings in operating expenditure of approximately $23 million in 2005 and $28 million in 2006 (Santos share) and savings in capital expenditure of around $57 million (Santos share) in each of those years, largely in the Cooper Basin.

"The program restructuring and implementation costs to be incurred in the current year to 31 December 2004, will be of the order of $20 million adverse impact on net profit after tax. Of this, around $14 million will be incurred in the current opening half to 30 June 2004. Costs in 2005 are expected to be around $4 million."

Production to rebound to all-time record

Mr Gerlach said that while Santos' results would be down in 2004, a significant improvement was expected in 2005.

"Production next year is expected to rebound to a record level of between 58 and 60 million barrels of oil equivalent (boe)," he said.

"Subject to oil prices and the currency, 2005 should also see further strong growth in cash flow on top of our 9 per cent rise in cash flow from operating activities to $897 million in 2003.

"On a comparable accounting basis, we also expect earnings to increase although the reporting of profits may be affected by the introduction of international accounting standards in 2005".

Mr John Ellice-Flint, told the meeting that the Company was targeting further production improvement after the expected record 2005 output.

"We are targeting further increases in production of up to 70 million barrels of oil equivalent in 2006 and 2007," Mr Ellice-Flint said.

"A key point is, that in addition to achieving production growth, the contribution from high margin oil and liquids is expected to expand to over 40 per cent of total production, peaking at in excess of 25 million barrels in 2006.

"This outlook is particularly sensitive to the timing and performance of Mutineer-Exeter but so far we are on track with our plans for a mid-2005 start up on that project."

Mr Ellice-Flint said Moomba and the Cooper Basin remained very important to Santos, contributing around 60 per cent of the Company's annual production.

"There are still some opportunities for upside in the Cooper Basin, as shown by our announcement yesterday of a gas swap agreement with Origin Energy," he said.

"However, the basin is now a mature province. Production peaked in 2000 and has since been declining by around 4 per cent on average each year.

"To offset this, we are growing rapidly in other basins. The majority of our reserves – 60 per cent – are now located outside the Cooper Basin and by 2006 we expect that these fields will comprise around 60 per cent of our production."

Encouraging 2004 exploration start

Mr Ellice-Flint said Santos had made an encouraging start to its 2004 exploration program, with three out of four exploration wells achieving encouraging results.

"The Jeruk (Indonesia) and Torres (USA) wells are being followed up to evaluate these results," he said.

"To establish further growth options we are maintaining an active exploration program that aims to deliver material discoveries."

Mr Ellice-Flint said one of the Company's priorities over the past couple of years had been to add to and improve the quality of its exploration acreage.

"This has provided us with a portfolio of larger and higher quality opportunities, particularly in oil.

"This year we plan to drill a total of 23 wells. We have a well-balanced portfolio containing five high-risk wells that could deliver substantial discoveries.

"Altogether, this year's program has a mean expected outcome of around 100 million boe, with an upside of 250 million boe."

15 per cent shareholding limit not in shareholder interest

Mr Gerlach told the meeting that Santos continued to put its position on the Company's 15 per cent shareholding limit to the South Australian Government.

"The duty of your Board of Directors is to serve the interests of shareholders and, as my predecessor, John Uhrig, pointed out at the 2000 AGM, this restriction is not in the long-term interest of Santos' shareholders," Mr Gerlach said.

"The previous State Government reviewed the restriction but decided to leave it in place.

"One of the justifications given for the restriction has been concerns regarding security of gas supply to South Australia. However, a second source of gas has recently become available to the South Australian market from Victoria.

"Ultimately, of course, removal of the restriction is a decision for the State Government and, in turn, Parliament.

"The Santos Board continues to discuss the shareholding cap with the Government".

Return to shareholders

Mr Gerlach said the total return to shareholders in 2003 was 20 per cent, a significant increase from 2002 and above the Company's annual target of at least 14 per cent.

The payment of a steady 30 cents a share fully franked dividend represented a fully franked yield of nearly 5 per cent.

"This marks the twenty-seventh year in which your Company has paid a dividend. This is more than half the Company's life - a significant achievement for an oil and gas company," Mr Gerlach said.

"Our current strong cash flow and reduced gearing level provide us with confidence that, notwithstanding its heavy capital expenditure program and lower earnings forecast for this year, Santos will - at a minimum - be able to maintain its current level of dividend payments over the foreseeable future," he said.

"This is of course subject to matters outside of the Company's control, such as oil prices and exchange rates.

"I say that we expect to be able to maintain the current level of dividend payments but our priority of course is to increase total returns to shareholders, including through capital growth."

While returns in the current year had been disappointing and reflected the Moomba incident, Mr Gerlach emphasised that the prospects for 2005, 2006 and beyond were considerably brighter.

"As we deliver on new projects, we expect this to be reflected in increased cash flow and to be recognised by the market," he said.

"In all, what we have before us adds up to quite a significant change from just three years ago when the Santos development cupboard was virtually bare by comparison with our current outlook.

"The face of the Santos Group is certainly changing as it embarks on its next 50-year journey."

FOR FURTHER INFORMATION PLEASE CONTACT:

Media and Investor enquiries:

Graeme Bethune
Santos Limited
08 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

CHAIRMAN'S ADDRESS

ANNUAL GENERAL MEETING
OF SANTOS LTD

BY

MR STEPHEN GERLACH

CHAIRMAN

7 MAY 2004

Santos 2004 Annual General Meeting

Ladies and gentlemen.

It is a pleasure to deliver my third Chairman's address to shareholders.

50th Annual General Meeting

Today is particularly pleasing, because I am speaking to you at a time when your Company is celebrating its 50th anniversary. This marks half a century of success in one of the most challenging industries in the world.

The video you have just seen captures some of the highlights of the past 50 years and we have also produced a timeline of the Company's history for you to take away today after the meeting.

Back in the early 1950s Australia had no oil of its own and oil exploration was a matter of national importance.

John Bonython, Santos' founder, and its first Chairman, responded to this challenge.

This was also a watershed period here in Adelaide, with the foundation of, what are today, two major companies, News Corporation and Santos.

Santos' achievements over the past fifty years are outstanding, especially considering the Company started with nothing more than John Bonython's dream, that oil would be discovered in South Australia and the Northern Territory.

2003 Achievements

Today's Annual General Meeting will focus on the achievements of the past year and Santos' future growth prospects.

Our 2003 achievements provide a snapshot of the continuing transformation of our Company into a successful international exploration and production company.

The face of the Santos Group is certainly changing as it embarks on its next 50-year journey.

We are already the largest producer of gas to Australian markets and one of the nation's leading oil and gas companies.

The exciting developments for Santos during 2003 concerned new projects - that is, the future developments that are transforming the Company, and will continue to do so.

We have six new projects, which we expect will commence production between now and 2006

You have already seen some of these in the video and the Managing Director, John Ellice-Flint, will have more to say about them in a few minutes.

2003 Financial Results

The flavour of our financial results for the year to 31 December 2003 and the outlook are reflected in the media headlines that accompanied the release of our results in February this year.

"Santos year profit nudges higher" sums up the 2003 result.

"Santos 04 output, earnings to be down on 03" describes this year's outlook.

But the headlines also point to the prize over the horizon from 2005:

"Slow time at Santos before record"

"Santos eyes new projects to boost output in 2005-06"

And "Santos poised for gain after pain".

Profit after-tax in 2003 was $327 million or 52.1 cents per share, up slightly on the previous year.

As expected, production fell from the record 57.3 million barrels of oil equivalent in 2002 to 54.2 million boe in 2003.

However, the fall in production was largely offset by higher gas prices so total sales revenue was virtually steady at $1.465 billion.

Field production costs, the costs we control, fell. Total cash operating costs were pushed up by increased Petroleum Rent Resource Tax and inventory movements.

There were also some important non-cash items and one-offs.

The introduction of a rigorous process of reserve estimation has meant that we have had downward pressure on probable or 2P reserves over the past three years. This increased our depletion charge, by $23 million in 2003. Depletion is the equivalent of depreciation for oil and gas reserves.

We also had increased depreciation of $41 million, reflecting growth in assets in the Cooper Basin and accelerated depreciation of $20 million for the Heytesbury gas plant in Western Victoria due to the expected fall in production.

Partly offsetting these items, the result included a one-off positive $55 million adjustment following the Company's decision to adopt the new tax consolidation laws from the first of January 2003.

We also had the benefit of the sale of our interest in Oil Company of Australia at a profit of $46 million, partly offset by lower other revenue and foreign exchange.

The net result was a small increase in after-tax profit from $322 million to $327 million.

The result, prior to the benefit of tax consolidation, was a fall to $272 million.

However cash flow from our operating activities rose by 9% to $897 million.

The translation effect of the higher Australian dollar, together with the strong cash flow, contributed to reducing net debt by $265 million to $898 million, finishing the year with gearing of 22.5% - that's the lowest level for Santos since the 1960s.

Why has underlying profit been falling, despite such strong cash-flows? This occurred not only in 2003 but has been a feature of the past three years.

Comparisons are complicated by timing of tax payments, but on a pre-tax basis, profit has fallen from $726 million in 2000 to $431 million last year, while operating cash-flow has increased from $951 million to a healthy $1.066 billion.

Return on equity has fallen in line with the fall in net profit.

There are two major reasons for the fall in reported earnings. The first is the increased non-cash depletion costs, to which I referred earlier. These are driven by the level of 2P reserves and development costs.

One of the first initiatives of our Managing Director was a full review of Santos' reserves to bring our reserve reporting into line with international practice.

This has led to a reclassification of reserves and an increase in non-cash depletion charges from $204 million in 2000 to $334 million in 2003, an increase of $130 million.

The other major reason has been the increased focus on higher risk but more material exploration targets in currently non-producing areas. More stringent criteria have also been introduced with regard to capitalisation of exploration expenditure. This has led to an increase in exploration write-offs, from $10 million in 2000 to $60 million in 2003.

Both the increase in depletion and the increased exploration write-offs are non-cash charges. Hence the divergence between reported profit and cash flow.

Reductions in reported earnings are never good news but shareholders can take comfort that our current policy towards reporting of reserves and expensing of exploration represents an appropriately conservative approach in a high risk industry and will serve the Company well in the future.

Turning to the 2004 outlook, earnings are expected to be lower again this year.

We have already said that we expect lower production. Our current estimate is for 2004 production to be around 47-48 million boe, compared with our 49 million boe forecast made earlier this year.

This reflects reduced deliverability from the East Spar gas field off Western Australia and lower than previously forecast Cooper Basin oil production.

However, Cooper Basin oil production is expected to be steady in the current year, arresting the continuous decline in output over the past 17 years. This year's lower annual production also reflects the Moomba incident with an estimated negative impact of 3.8 million boe.

All of these forecasts are prior to any acquisitions.

Our 2004 first quarter production was down by 3.3 million boe on the previous corresponding quarter, 2.9 million boe of which was due to the Moomba incident.

We have already advised that the Moomba incident is likely to have an adverse impact on net profit after tax of $25-30 million, after expected insurance recoveries.

The Company also has a business improvement program underway, details of which have been released today. The Managing Director will speak about this. These initiatives will have substantial benefits in reduced capital expenditure and increased profitability from 2005 but the restructuring costs will be incurred this year, mostly in the first half.

While our results will be down in 2004, we expect a significant improvement in 2005. Production is expected to rebound to a record level of between 58 and 60 million barrels of oil equivalent, with increased oil and liquids. The precise level of production will depend on the starting date of Mutineer-Exeter.

2005 will be the first full year liquids production from the Bayu Undan field in the Timor Sea and the start of oil production from our Mutineer-Exeter field in the Carnarvon Basin.

Subject to oil prices and the currency, 2005 should also see further strong growth in cash flow.

On a comparable accounting basis, we also expect earnings to increase, although the reporting of profits may be affected by the introduction of international accounting standards in 2005.

Oil and gas exploration and development is a long-lead time business. It takes anything from five to ten years from a discovery to a producing project.

Santos had just one new project on its expansion platform in 2000 and was not at that time in operational growth mode, being focussed particularly on Cooper Basin production. So, although it achieved record production in 2002, it had little to carry it forward to maintain the same output levels.

The immediate priority of our Managing Director and the Board has therefore since been to broaden the Company's production outlook and to "restock" our conveyor belt.

While this approach has already reaped rewards for our longer-term production profile, the absence of a major suite of going-forward projects in 2000 has already been reflected in 2003 when our production declined - and it will fall again in 2004.

Like all shareholders, we look forward to Santos benefiting from the many positive developments that we currently have in train that will provide a strong boost in the Company's production in 2005, 2006 and 2007.

Return to shareholders

The total return to shareholders in 2003 was 20%, a significant increase from 2002 and above our target of at least 14%.

The Board paid steady total dividends of 30 cents a share, fully franked, for the year, including a 15 cent per share final dividend. This represents a fully franked yield of nearly 5%.

This marks the twenty-seventh year in which your Company has paid a dividend. This is more than half the Company's life, a significant achievement for an oil and gas company.

Our current strong cash flow and reduced gearing level provide us with confidence that, notwithstanding its heavy capital expenditure program and lower earnings forecast for this year, Santos will- at a minimum – be able to maintain its current level of dividend payments over the foreseeable future.

This is of course subject to matters outside of the Company's control, such as oil prices and exchange rates.

I say that we expect to be able to maintain the current level of dividend payments but our priority of course is to increase total returns to shareholders, including capital growth.

Share market performance this year has been disappointing and reflects the Moomba incident, which I will come to, and the production and earnings outlook for this year. However I would again emphasise that the prospects for 2005, 2006 and beyond are considerably brighter and, as we deliver on new projects, we expect this to be reflected in increased cash flow and to be recognised by the market.

Corporate Governance

In my address to last year's annual meeting, I commented in detail on corporate governance.

At the time, Santos had just achieved a five-star rating in an independent report prepared by leading accounting and management firm, Horwarth, and the University of Newcastle.

I am pleased to say that your Company continues to be recognised for its high standard of corporate governance. In 2003 it was awarded a five-star rating for the second year in a row. Significantly, Santos is again the only energy company rated at this high level by the independent report.

Our strong commitment to Corporate Governance continues. Your Board of Directors has already assessed its existing practices for compliance with the Best Practice

Recommendations of the ASX Corporate Governance Council, which will come into effect in 2005.

Our assessment found that, other than as to matters of form, Santos' existing corporate governance practices already complied with the new ASX Best Practice Recommendations, with one exception.

That exception related to the provision of retirement benefits to non-executive Directors, under agreements approved by Santos shareholders at our 1989 Annual General Meeting. As reported in our 2002 Annual Report, that matter was well under review by the Santos Board's Remuneration Committee long before the publication of the ASX Best Practice Recommendations. The result of our review - as published in the latest Annual Report - is our decision for those retirement benefits to cease on 30 June 2004. Benefits accrued to that date will be held by the Company and paid on retirement. A review of Directors' fees is necessary upon the cessation of those retirement benefits to non-executive Directors.

Whilst good corporate governance is important, we recognise that good governance on its own does not produce value for shareholders or make money, which is what your Board and management are charged by you to do.

Value for our shareholders is where the real focus of our attention is.

As we have explained, we are in the middle of implementing a substantial growth strategy for Santos. While recognising the inherent risks in the business, we believe that this strategy will deliver added value over the next few years.

National Energy Policy

There is currently great expectation that the Federal Government will soon deliver on its promise of a National Energy Policy.

At the moment, there is no national policy.

We not only need the Federal Government to release a national energy policy but also for the nation's major political parties to embrace such policy.

Issues relating to development of gas supplies in Australia are a prime example.

As far as governments are concerned, there does not currently appear any urgency to identify the full scope of this country's gas supplies. We need clearly defined incentives and policies to encourage exploration and development of our frontier and deepwater areas. Otherwise Australia will not attract the effort required to find and produce the gas to meet national needs and take advantage of export opportunities

A crucial Government consideration needs to be the existing Petroleum Resources Rent Tax regime, which is simply not appropriate for attracting new investment in developing offshore gas production and transportation facilities.

There also needs to be incentives for frontier exploration and for fields in decline. These incentives exist in many countries but not in Australia.

The industry's continued frustration with delays in such a government policy was amplified just a few weeks ago when - in somewhat of a rarity - the nation's four key energy associations joined forces in a combined plea to Government.

They summed up the current situation with their comment:

"Delivering long-term investor confidence and a clear recognition of supply realities must be the foundation stones of national energy policy."

Santos and other resource companies look forward with anticipation to the early announcement of a National Energy Policy,

15% shareholding limit

We also continue to put our position on the 15% shareholding limit to the South Australian Government.

The duty of your Board of Directors is to serve the interests of shareholders and, as my predecessor, John Uhrig, pointed out at the 2000 AGM, this restriction is not in the long-term interest of Santos' shareholders.

The previous State Government reviewed the restriction but decided to leave it in place.

One of the justifications given for the restriction has been concerns regarding security of gas supply to South Australia. However, a second source of gas has recently become available to the South Australian market from Victoria.

Ultimately, of course, removal of the restriction is a decision for the State Government and, in turn, Parliament.

The Santos Board continues to discuss the shareholding cap with the Government.

Moomba

This 2003 AGM cannot pass without commenting on a 2004 matter - that is the unforeseen incident that occurred in the opening hours of the New Year at our Moomba plant.

Santos' employees, customers, shareholders, other producers and governments were all affected one way or another by the incident, which unfortunately clouded our 2003 achievements.

I am pleased to say that we are well on our way to recovery. Gas production is back to normal and we expect much of Moomba's liquids production to be restored this month.

We are also working through the insurance claim. Most of the property damage is insured, along with business interruption after 45 days.

Santos operates its Plant in accordance with accepted industry practices and procedures as a prudent operator. We take stringent precautions to minimise the occurrence and effects of the potential risks that confront our industry on a daily basis. During 2003 Whole of Plant Risk Assessments were conducted in the majority of key Santos sites, including Moomba. This was the most recent of a number of reviews and these matters are regularly reviewed by the board.

The Santos Board and Management gives the highest priority to the health and safety of our employees and the integrity of our facilities.

This overall focus on workplace safety saw an improved safety performance in 2003.

It was therefore particularly disappointing that the January 1st incident at Moomba occurred right at the beginning of the Company's 50th year and our 35th year of production.

And, while improving our safety procedures will always remain an ongoing focus of Santos - and the petroleum industry generally - on behalf of our Company and its shareholders, let me congratulate our employees and contractors for the efficient, safe and professional manner in which all procedures were properly undertaken during the Moomba incident. There were no casualties and no interruption to gas supplies to domestic users.

The Managing Director will provide a more detailed update on the Moomba plant in his address.

Conclusion

As I mentioned at the start of my address, our Managing Director, John Ellice-Flint, will provide you with a comprehensive summary of our operations and achievements in 2003 and the increased number of developments that are taking your Company forward to an exciting future.

Santos has entered 2004 - the year marking the Company's 50th anniversary - with six new company-building projects located in South East Asia, the Timor Gap and offshore Victoria and Western Australia.

We also have under way one of the most exciting exploration programs in the Company's history.

Our participation in the bid for Novus Petroleum could potentially be the Company's largest acquisition in more than 10 years, an acquisition which could significantly increase our interests in Indonesia, one of our key growth areas.

If Santos is successful in these initiatives we expect that the growing value of the Company will be recognised in its share price.

In all, what we have before us adds up to quite a significant change from just three years ago when the Santos development cupboard was virtually bare by comparison with our current outlook.

My thanks to my fellow Board members for their support throughout 2003, particularly in advancing the change that is occurring within the Santos Group.

And, on behalf of the Board, I acknowledge the dedicated and enthusiastic efforts of our management and employees during the past year.

I would also like to note that Mike Roberts, the Company's General Counsel and Secretary, is retiring this year, after 32 years of service. Over this period, which includes the turbulent years of the late 1970s and early 1980s, Mike has made a major contribution to the success of the Company, both as our legal adviser and Secretary. He has a well-earned reputation as one of the leading lawyers among Australian resource companies. Today it gives me great pleasure to publicly express the Board's appreciation for Mike's contribution and to wish him well in retirement.

In conclusion, 2003 has been another successful period in the development of the Santos Group and has surely placed your Company on a solid platform from which to progress into its next 50 years.

Thank you and now it's over to our Managing Director, John Ellice-Flint.

Chairman's Address

Santos 2004 AGM

Santos

Fiftieth Annual General Meeting


PUBLIC LECTURE
SANTOS

Santos

2003: Exciting Achievements



Santos

2003 Financial Results



REUTERS
Santos year profit nudges higher
Santos '04 output, earnings to be down on '03
Slow time at Santos before a record
Santos poised for gain after pain
platts
Santos eyes new projects to boost output in 2005-06

Santos


Return to Shareholders
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Santos
ASX200 Index
ASX200 Energy Index
Santos


Corporate Governance
2002
2003
Santos

Government Policy



Santos

Moomba



Santos

Chairman's Address

Santos 2004 AGM

Santos

MANAGING DIRECTOR'S ADDRESS

ANNUAL GENERAL MEETING OF SANTOS LTD

BY

MR JOHN ELLICE-FLINT

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

CAPTURING GROWTH

7 May 2004

Slide 1 Santos 2004 Annual General Meeting

Thank you Chairman and good morning ladies and gentlemen.

Let me add my welcome to that of the Chairman.

It's a pleasure to have the opportunity to address you today at Santos' 50th Annual General Meeting.

I look forward to meeting as many of you as possible and chatting with you afterwards over refreshments.

Slide 2 Changing Face of Santos

When I joined Santos three years ago my job was to grow the Company.

Santos had limited growth prospects and the Board and shareholders aspired to achieve growth.

We have made real progress towards this over the past three years and particularly over the past 12 months.

At this meeting in May 2001, the Company's growth strategy was outlined and eight targets to be achieved by the end of 2003. How have we performed?

There were four operational targets:

- Finding costs;
- Finding and development costs,
- Production growth; and
- Reserve replacement

These are the fundamental growth targets, which ultimately drive our financial results.

Three years ago Santos didn't measure its finding or finding and development costs or its reserves replacement on an internationally acceptable basis using proven reserves. We do now and we are closer to achieving world-class performance.

Our finding costs and development costs have improved each year and we were close to target last year.

Replacing production through new reserves has also improved markedly and was almost on target last year.

Production reached a record in 2002 but, for the reasons already outlined by the Chairman, fell last year and will be again lower this year.

We also set four financial targets:

- Total shareholder returns,
- Earnings per share growth;
- Cash flow growth; and
- Return on capital employed

We achieved total shareholder returns above our target of 14% in 2001 and 2003. Earnings and return on capital employed have been below target for the reasons outlined by the Chairman. However, we have been close to or above target for cash flow growth in each of the past two years.

Looking forward, we are also now in a much better position to deliver growth than was the case three years ago.

As the Chairman mentioned, we now have six new growth projects- up from only one project three years ago. This is a dramatic turnaround and a landmark befitting the Company's 50th year.

We have also made progress in improving the performance of our core Cooper Basin asset.

The first benefits from new growth projects are beginning to feed through now with the start of production from the Bayu-Undan liquids recovery project.

We will start to see a substantial impact from new projects next year.

I am well aware that shareholders want to know where their company is heading and what lies ahead in the future for their investments.

With that in mind, today I am going to take you on a guided tour of our exciting new projects - the projects that will significantly boost production and profit from next year and change the face of the Company.

At the same time as developing these new projects, we are aiming to build our position in South East Asia, North America and other regions to drive long-term growth.

However, before I take you through our growth projects, let me deal with two Cooper Basin issues, reserves and the Moomba incident.

Slide 3 Reserves

An oil and gas company's reserves are its most important building blocks.

However estimates of reserves are always subject to some degree of uncertainty.

There is the uncertainty of knowing the precise size of the underground resource.

There is the uncertainty of knowing how much will be recovered and what it will cost.

And there is the uncertainty over the price the oil or gas can be sold for, which affects the volume that can be recovered commercially.

For this reason there are three categories of reserves, reflecting differing levels of probability of recovery, 10%, 50% and 90%.

The reserve category traditionally used in Australia has been what is called proven and probable. There is a 50% probability that the actual recovery will equal or exceed the proven plus probable estimates.

This means, by definition, that there are likely to be changes both up and down from year to year in the level of these reserves, depending upon the results of drilling and other activities.

There is also a category of hydrocarbons yet to be commercialised called contingent resources.

Our aim is to progress our reserves from low value to high value that is to build up our proven and probable reserves, as quickly and as economically as possible.

One of my first actions on being appointed to Santos was to review our reserves and to bring their measurement up to international standards.

Part of this exercise involved estimating the Company's Proven reserves for the first time. There is a 90% probability that the actual recovery will equal or exceed the proved estimates.

Over the past two years, particularly last year, we have made good progress in adding to our proven reserves and doing so at low cost. At the end of 2003 our proven reserves were 338 million barrels of oil equivalent.

However last year we also had a reduction in our probable or 2P reserves to 636 million barrels of oil equivalent. This mainly came about in the Cooper Basin but was also impacted by divestments.

The reduction in Cooper basin probable reserves was centred on some mature fields in the South Australian sector. Recent production data and test results no longer supported the idea that some fields could still contribute to production 10 to 15 years from now.

While Cooper Basin reserves have declined we have actually increased the value of the Basin through higher attained gas prices and lower costs.

However, the reduction in probable reserves increased our depletion charge and therefore reduced current earnings.

Fundamentally our reserves estimates are of higher quality than they were three years ago.

Slide 4 Moomba

The Chairman referred to the Moomba incident and its impact on the company.

I would now like to take some of your time to explain how the plant operates and what occurred by reference to the aerial photo on the screen. To place the photo in perspective, the distance from point A to point C is just over half a kilometre.

Gas and oil is collected from over 280 fields around Moomba and fed in to the plant via pipelines at A.

At this point water and other liquids are removed.

The raw gas is then fed into the area marked CO2 trains where carbon dioxide is removed.

As the gas is not yet sales quality, it is then sent via pipelines to area B where residual water is removed. The gas is then fed into the Liquids Recovery Plant where natural gas liquids or light crude is removed from the gas stream by a refrigeration process.

The gas is then moved to pipelines marked C for transport to the New South Wales and South Australian markets.

As you can see, the fire has only affected a small part of the plant.

We were able to restore gas supplies from stored gas and by bypassing the damaged Liquids Recovery Plant.

The fire resulted from the failure of an inlet nozzle to a cold box which is part of the refrigeration process in the Liquids Recovery Plant.

This failure appears to have been initiated by Liquid Metal Embrittlement of the train B aluminium cold box by elemental mercury.

Further investigations are being undertaken to determine if any other factors may have contributed to the incident.

Liquid Metal Embrittlement is a complex metal fracture mechanism that occurs without warning. It is understood that, to date, the Moomba incident is the first known occurrence of a gas release and fire due to Liquid Metal Embrittlement.

Natural gas from subterranean reservoirs in Australia and South East Asia typically contains minute amounts of elemental mercury at levels well below those harmful to people.

Slides 5&6 Damaged & New Cold Box

This slide shows the damaged cold box the next day. The next series of images are of the installation on the new cold box.

Although the investigation process has not yet been completed, Santos has already taken the decision to implement a re-instatement plan which will avoid the possibility of a similar failure occurring again.

We continue to invest in the Moomba facility and over the last 3 years more than $230 million have been spent on maintaining and protecting the facility. This expenditure has focused on the replacement, overhaul and upgrade of key infrastructure and obsolete equipment.

Upgrade and replacement activity has specifically targeted instrument and control systems; electrical generation and distribution systems, hazardous area compliance, pipeline refurbishment & replacement and safety upgrades in the Moomba plant and oil satellites.

Slide 7 Six Projects for Growth

Moomba and the Cooper Basin are still very important for Santos, contributing around 60% of our <u>production</u>.

There are still some opportunities for upside in the Cooper Basin, as shown by our announcement yesterday of a gas swap agreement with Origin Energy. However it is a mature province. Production peaked in the year 2000 and has since been declining by around 4 per cent on average each year.

To offset this, we are growing rapidly in other basins. The majority of our <u>reserves</u> -60%- are now located outside the Cooper Basin and by 2006 we expect that these fields will comprise around 60% of our production.

I will now take you on a tour of our six major near term growth projects.

This will take a few minutes. We have a lot on the go aimed at achieving record production.

Slide 8 Bayu-Undan Liquids Project

Let's start in the balmy tropical waters of northern Australia.

Bayu-Undan is a large hydrocarbon field about 500 kilometres north west of Darwin and about 200 kilometres from East Timor.

The field contains over 3.4 trillion cubic feet of gas and 400 million barrels of natural gas liquids.

The liquids are being developed first.

This time last year the project was 73% complete.

Now it is producing and the first production was included in our first quarter report.

This was the plan of the development that I showed last year, an artist's impression.

Now we can show you the reality.

This is the compression, utilities and quarters platform. It is flanked by the jack up drilling rig and a semi-submersible support vessel used to provide accommodation. Combined, all of these facilities accommodated up to 700 people onsite during construction.

The facility will be crewed by around 180 people, 60 of whom will live and work at any one time on the platform, 365 days per year.

The Bayu-Undan liquids recovery project will be officially commissioned at ceremonies on the platform and in Dili later this month.

Slide 9 Bayu-Undan LNG Project

The second stage of the project is to sell the gas as LNG; liquefied natural gas.

When I spoke to you last year, government approval for the LNG phase was still pending.

The great news is that the Australian and East Timorese governments gave the go-ahead in June last year and the project is now racing ahead to achieve first LNG production early in 2006 to meet the gas contracts with our Japanese customers.

This is Australia's second LNG export facility and Santos is the only Australian company participating.

Procurement is 62% completed so a large part of the plant has already been purchased.

Completion of the LNG project currently stands at 38%. By the end of the year the project will be 74% complete.

The picture on the screen that looks like a football stadium under construction is in fact the LNG tank at Wickham Point in Darwin. When complete it will be 100 metres across and is as high as a seven story building.

Slide 10 Indonesia

Now let's head 1,600 kilometres further west, over the islands of Timor, Lombok and Bali to Indonesia's second largest city of Surabaya in East Java.

Java is one of the most densely populated areas in the world, with 128 million people living in 132,000 square kilometres. That's around 1,000 people per square kilometre.

We have two potential gas projects, Oyong and Maleo, resulting from exploration successes in 2001 and 2002.

During the last 12 months we have made significant progress on both Oyong and Maleo with the signing of gas agreements.

We already have a gas contract for sale of Oyong reserves but need comfort on security of payment before development can be approved.

On Maleo we are making good progress towards signing of a gas contract.

To further expand our interest in this area we are participating in the Sunov bid and if successful Santos will acquire Novus' Indonesian assets.

We also increased our exploration acreage by over 300% in 2003 and plan to drill several wells in these areas later in 2004.

Slide 11 Mutineer-Exeter

We will now head back to Australian waters, to the Carnarvon Basin off Dampier in Western Australia - Australia's major area for production of oil and gas.

We already have interests in six oil fields and a gas field in the Carnarvon Basin. Together they account for 20 percent of our total yearly production.

The good news is that we'll soon have another two producing projects, Mutineer-Exeter and John Brookes.

Mutineer-Exeter is around 150 kilometres north of Dampier.

The Mutineer-Exeter field development has maintained planned progress and at end of the first quarter of 2004 was approximately 30% complete and ahead of schedule.

The first major milestone of the year was the delivery of all the sub-sea wellheads to Dampier and the mobilisation of the Drill Rig "Ocean Epoch" to allow the development drilling campaign to commence in February.

The second major milestone was the arrival of the tanker MT Airway in the Jurong shipyard in Singapore, on schedule, for conversion to a Floating Production Storage and Offtake facility.

First production remains on schedule for mid-2005. Total production is estimated at 14 million barrels of oil in 2005, 35 million in 2006 and 21 million in 2007.

We opened a project office in Perth last year and now directly employ 35 people. In addition by the end of May we will have over 1,400 people working on the project through seven major contractors.

This is a key project with a high rate of return and will be a major contributor to growth.

Slide 12 John Brookes

Staying in the Carnarvon we have another exciting growth project, the John Brookes gas development. The field lies 200 kilometres to the south west of Mutineer-Exeter and was first discovered in 1998.

The story of John Brookes is a tale of treachery that became a tale of tenacity and a success for Santos.

The field is named after Captain John Brookes who wrecked his ship on the uncharted Tryal Rocks, but to hide the fact that he was way off course, he dishonestly charted the reef on his proposed course which was nearer to Java.

For decades, sailors steered clear of the fictitious location and may even have wrecked their ships on the actual reef in the process. The successful Thomas Bright appraisal well was named after Captain Thomas Bright who exposed Brookes' dishonesty in 1622.

During 2003 we increased our interest in the field from 20% to 45%.

The field's probable reserves have doubled to over 785 petajoules due to the successful appraisal program last year.

We have made significant progress towards a gas sales agreement during the last 3 months through the signing of a letter of intent with Newcrest Mining.

First gas production from the field is targeted for 2005.

Slide 13 Casino

Now let's head south east, 3,000 kilometres, to another Santos field, Casino, 60 kilometres off the coast of Western Victoria in the cold, rough waters of Bass Strait.

It was discovered by Santos in 2002.

During 2003 we signed an innovative gas agreement commercialising the field. This was prior to completing the Casino 3 appraisal well, which was a success.

The speed at which we are moving should enable us to meet our target of production in early 2006.

We also have an exciting exploration program planned in the offshore Otway Basin in 2004.

Slide 14 Development Timeline

This slide shows the number of projects currently under development, with first production between 2004 and 2006.

Altogether this represents a potential investment by Santos of $700 million dollars in these projects over the next three years.

Slide 15 Production Outlook

And what do all of these projects add up to in terms of production and thus revenue?

A robust growth outlook.

This chart will build up to show our current outlook to 2007.

The outlook is for production to rise to an all-time Santos record of around 58 to 60 million barrels of oil equivalent in 2005 and we are targeting further increases of up to 70 million barrels of oil equivalent in 2006 and 2007, with a higher component of oil and liquids.

Our production profile starts with our approved development portfolio. These are assets already in production in the Cooper, Amadeus, Denison, Surat, Carnarvon and Gulf of Mexico Basins.

Approved development also includes assets in development like Bayu-Undan liquids and LNG, Mutineer-Exeter and a raft of smaller projects to arrive at a sub total of production from approved development.

This estimate is as real as it gets in this business, relying on our understanding of reservoir performance and our ability to deliver on time and on budget.

The next layer is our captured opportunities and includes projects in Indonesia, Southern and Northern Australia and some risked production from near field exploration, delineation and wildcat exploration.

Together, these reflect the risked outcome of our captured opportunities.

A key point is that in addition to achieving production growth, the contribution from high margin oil and liquids is expected to grow to over 40% of total production peaking in excess of 25 million barrels in 2006

This outlook is particularly sensitive to the timing and performance of Mutineer-Exeter but so far we are on-track with our plans for a mid 2005 start-up for this project.

Slide 16 Exploration

I would now like to turn to our exploration program.

While our wildcat exploration results in 2003 were largely disappointing they reflected in part the quality of the acreage we started with in 2001.

It is worth noting that Santos' wildcat exploration program does not include successes we achieved in our near field exploration and appraisal. These programs resulted in success at Casino and John Brookes and five small new pool discoveries in the Cooper Basin and Eastern Queensland.

We have had a better start to 2004 with 3 out of 4 exploration wells achieving encouraging results. Follow-up wells will be drilled on the Jeruk and Torres structures.

To establish further growth options we are maintaining an active exploration program that aims to deliver material discoveries.

One of our priorities over the last couple of years has been to add to and improve the quality of our exploration acreage.

As at the end of 2003 22% of our exploration acreage had been added in the previous 12 months, particularly in southern Australia and Indonesia.

This has provided us with a portfolio of larger and higher quality opportunities, particularly in oil.

This year we plan to drill a total of 23 wells. The program is summarised on this slide.

We have a well balanced portfolio containing five high risk wells that could deliver substantial discoveries.

Altogether this year's program has a mean expected outcome of around 100 million barrels of oil equivalent, with an upside of 250 million barrels of oil equivalent.

Slide 17 Improving Business Performance

As well as exploring and developing new projects, we have to do all our work as efficiently and effectively as possible, day in, day out.

Over the past three years we have had a cost leadership program, primarily focussed on reducing capital costs.

Each year we spend around three-quarters of a billion dollars on capital, so reducing costs wherever possible is very important to Santos and its shareholders.

This program has been successful, with cumulative savings of $188 million to the end of 2003 a majority of which was capital savings.

We have now implemented a further program to simplify our organisational structure and decision-making.

As we have announced today, we have moved away from business units to a simpler functional organisational structure. This is the most significant reorganisation in Santos in more than 10 years.

We have simplified reporting arrangements.

The number of executives in the top three levels of the Company have been halved under the new program from 120 to 60.

Every non-award position in the Company was declared vacant and staff selected for the new structure, which came into effect on Monday of this week.

All told around 300 positions have been abolished, approximately a 16 percent reduction.

The whole aim of this program is to create a more nimble, faster-moving organisation, capable of maximising its growth options.

The program is expected to increase after-tax profit by around $22 million in 2005 and $30 million in 2006.

The improvement in after-tax earnings will come primarily from reductions in operating expenditure, estimated to be $23 million in 2005 and $28 million in

2006. This is a reduction in our operating expenditure of approximately 16% in 2005. There will also be some revenue improvement.

There will also be savings in capital expenditure of around $57 million in each of 2005 and 2006, largely in the Cooper Basin. This is a reduction in capital expenditure of approximately 13% in 2005.

The program restructuring and implementation costs to be incurred in the current year to 31 December 2004, will be of the order of $20 million adverse impact on net profit after tax. Of this, around $14 million will be incurred in the current opening half to 30 June 2004. Costs in 2005 are expected to be around $4 million.

Our aspiration is to be a top-quartile performer and to achieve this we are implementing top quartile processes and targeting top quartile efficiency.

Slide 18 Sustainability

As you can see, we are striving hard to improve the bottom line.

However it's not just about the financial bottom line, it also has to be about adding environmental and social value.

Companies must "do the right thing" by all their stakeholders and if they don't they are unlikely to meet their business objectives.

For example, Santos personnel have been working closely with Deakin University and Curtin University researchers and the regulators to enable seismic surveys to proceed in the Southern Margins. This enabled us to continue operations in an area made especially sensitive by the arrival of feeding blue whales. The photo on the screen is one of a pod of whales that was observed while Santos personnel were taking part in an aerial survey.

Increasingly too, employees are attracted to companies that are environmentally and socially responsible.

Later in the year we plan to release our first sustainability review, which will contain information on several initiatives.

Slide 19, 50 Years of Achievement

So ladies and gentlemen, what does Santos offer for you, our shareholders?

Oil and gas is a very competitive industry. Can you be confident that we will succeed in increasing your wealth?

In the last 50 years Santos has become the largest Australian producer of gas.

We currently have one of the largest exploration portfolios in Australia and South East Asia.

We have paid dividends continuously since 1977.

But 2004 was always going to be a tough year and the Moomba incident has made it tougher.

However, we are successfully revitalising your Company.

Over the next 30 months we should have five new projects starting up, in addition to the commencement of Bayu-Undan liquids production last month.

Managing our opportunities is very much like assembling a complicated jigsaw puzzle.

Getting these pieces to fit requires much effort and dedication.

Slide 20 Growth Opportunities

But we have an exciting exploration program in front of us with many significant wells on the horizon.

We have substantial further gas resources capable of being commercialised.

We continue to focus on expanding our options through value adding acquisitions of all types.

We are also focused on extracting maximum value from our base business through our optimisation program.

In our journey we are still in the process of transforming into a world class E&P company.

We have the people, tools and systems in place to deliver the next big step and to deliver sustainable growth.

Santos has had a successful first 50 years and we are laying the foundations in place for its next fifty years.

Slide 21 Santos 2004 Annual General Meeting

Thank you for your time and I look forward to joining you for refreshments following the conclusion of the meeting.

Words: 4,000 (about 35 minutes)

Managing Director's Address

Santos 2004 AGM

Santos

Changing Face of Santos


Bayu-Undan Liquids
Casino
John Brookes
Entering a Growth Phase
Mutineer-Exeter
Indonesian Gas
Bayu-Undan LNG

Santos

Significant Opportunities to Grow Reserves


1600
1400
1200
1000
800
600
400
200
0
338
636
1450
Proven (1P)
Proven +
Probable (2P)
Contingent
Resources
(90%)
(50%)

Santos

Moomba Plant Layout


CO2 Trains
B
C
Ethane Plant
A
Damage
Heat Exchanger
Liquids Recovery Plant

Santos

Damaged Cold Box



Santos

Installation of New Cold Box



Santos


Entering a Growth Phase
Bayu-Undan Liquids
Casino
John Brookes
Six Projects for Growth
Mutineer-Exeter
Indonesian Gas
Bayu-Undan LNG
Santos


Bayu-Undan Liquids Project
Indonesia
Bayu-Undan
Darwin
Timor Sea
Bonaparte Basin
Western Australia
Northern Territory
Santos

Bayu-Undan LNG



Santos

Indonesian Gas


Oyong
Maleo

Santos

Mutineer-Exeter


Mutineer-Exeter
Dampier
Western Australia
Exmouth

Santos

John Brookes


John Brookes
Western Australia
Exmouth

Santos

Casino


Victoria
Melbourne
Casino
Tasmania

Development Timeline


Bayu-Undan Liquids
Minerva
Mutineer-Exeter
John Brookes
Maleo
Bayu-Undan LNG
Casino
Oyong
03
04
05
06
07
FID/FEED
Development
Production

Production Profile


(mmboe)
80
70
60
50
40
30
20
10
0
Captured Opportunities
Approved Development
2003
2004
2005
2006
2007
Cooper Basin
Onshore NT/QLD
Carnarvon Gas
US Gas
Other Carnarvon Oil
Bayu Undan Liquids/LNG
Mutineer/Exeter
Other
Southern Gas
Java Gas
Growth

Santos

High Impact Exploration Program


Kutei
East Java
Bonaparte
Onshore GOM
Carnarvon
Cooper Basin
Otway

Santos

Santos Continuous Improvement Program

Taking Santos to the next level

- Streamlined organisational structure
- Changing the culture
- Improved after tax earnings impact
  - 2005+ $22 million
  - 2006+ $30 million
- 2004 after tax restructuring charges in order of $20 million

Santos

Sustainability Initiative



Santos

50 Years of Achievement

- Australia's largest gas producer
- Largest Australian and SE Asian exploration
- 27 years of dividends
- Entering another phase of growth

Santos

Growth Opportunities


Cooper Basin Gas
Casino
Maleo
Novus
John Brookes
Melville
Gas Swaps
Oyong
New Acreage

Santos

Managing Director's Address

Santos 2004 AGM

Santos

TO: SECURITIES EXCHANGE COMMISSION

Santos

Santos Ltd
ABN 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111
Group General Counsel
& Company Secretary
Facsimile: 08 8218 5633

Our ref: 119/04 MGR:gvf

7 May 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Re: Santos Ltd AGM : 7 May 2004

In accordance with Listing Rule 3.13.2 it is advised that the outcome in respect of each resolution put at the above Meeting is as follows:-

RESOLUTION	OUTCOME
2 (i) "That Mr. Richard Michael Harding be elected a Director."	Passed as Ordinary Resolution
(ii) "That Professor Judith Sloan be re-elected a Director."	Passed as Ordinary Resolution
(iii) "That Mr. Stephen Gerlach be re-elected a Director."	Passed as Ordinary Resolution
3. "That, pursuant to the provisions of Article 105 of the Company's Constitution, from 1 January 2004 Directors be paid out of the property of the Company for their services as Directors, a fixed sum not exceeding $1,500,000 per year being $550,000 per year in excess of the sum of $950,000 per year approved by members at the Annual General Meeting of the Company held on 4 May 2001."	Passed as Ordinary Resolution

Information regarding proxy votes in respect of the above resolutions, being the information required to be disclosed to the Australian Stock Exchange Ltd in accordance with Section 251AA of the Corporations Act, is attached.

Yours faithfully,

M.G. Roberts
Company Secretary

Att.

SANTOS LTD
ABN 80 007 550 923

ANNUAL GENERAL MEETING 7 MAY 2004

DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relati
resolutions passed by members of Santos Ltd at its Annual General Meeting held on 7 May, 2004:-

	ORDINARY BUSINESS			SPECIAL
Resolution	**2(i) To elect Richard Michael Harding as a Director**	**2(ii) To re-elect Professor Judith Sloan as a Director**	**2(iii) To re-elect Stephen Gerlach as a Director**	**To Increa F**
Decided by show of hands or poll	Show of Hands	Show of Hands	Show of Hands	Show
Total number of proxy votes exercisable by proxies validly appointed	188,271,624	187,350,732	187,346,804	190
Total number of proxy votes in respect of which the appointments specified that:				
• **the proxy is to vote for the resolution**	179,303,050	185,948,591	182,891,294	188
- **the proxy to vote against the resolution**	302,415	2,736,451	5,769,681	21
- **the proxy is to abstain on the resolution**	10,051,160	1,962,676	2,006,301	4
• **the proxy may vote at the proxy's discretion**	8,666,159	8,665,090	8,085,929	3

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